Exhibit 99.1

Dogness (International) Corporation Announces 1-for-20 Class A Common Share Consolidation

PLANO, Texas, November 6, 2023– Dogness (International) Corporation (NASDAQ: DOGZ) (“Dogness” or the “Company”), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, announced today that the Company’s board of directors approved on October 18, 2023 to amend its Memorandum and Articles of Association. This amendment will result in a change to the Company’s authorized shares and par value and effect a share consolidation of the Company’s issued and outstanding Class A common shares (“Class A Shares”) at the ratio of 1-for-20 with the marketplace effective date of November 7, 2023.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. The Company continues to meet all other listing standards.

Beginning with the opening of trading on November 7, 2023, the Company’s Class A Shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “DOGZ” but under a new CUSIP Number, G2788T111.

As a result of the share consolidation, each twenty Class A Shares outstanding will automatically combine and convert to one issued and outstanding common share without any action on the part of the shareholders. No fractional Class A Shares will be issued to any shareholders in connection with the share consolidation, and such fractional shares will be redeemed by the Company.

At the time the Share Consolidation is effective, the number of shares the Company is authorized to issue will change from 110,000,000 shares divided into: (i) 90,931,000 Class A shares, each with a par value of US$0.002 and (ii) 19,069,000 Class B shares, each with a par value of US$0.002 to an unlimited number of Class A Shares of no par value each and an unlimited number of Class B Shares of no par value each. The share consolidation will reduce the number of Class A Shares outstanding from 31,055,259 to approximately 1,552,763 (subject to the redemption of the fractional shares). Both before and after the Share Consolidation, the outstanding number of Class B Shares is 9,069,000 shares.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)